UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2024

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

On July 17, 2024, Inventiva S.A. (the “Registrant”) entered into subscription agreements (the “Royalty Certificate Subscription Agreements”) with certain investors, pursuant to which the Registrant agreed to issue and sell, and such investors agreed to purchase and acquire, an aggregate of 201 royalty certificates (the “Royalty Certificates”), in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Transaction”).

The Royalty Certificates will provide the holders thereof with the right to an annual payment of royalties (“Royalties”) equal to 3% of the future net sales, if any, of the Registrant’s product candidate lanifibranor beginning on the fiscal year following the start of the sales of lanifibranor following the granting of the market authorization for lanifibranor in (i) the United States of America, (ii) the countries of the European Union or (iii) the United Kingdom, whichever occurs the first, if at all.

The Royalty Certificates will have a term of 14 years following the date of issue. In the event of a Merger (as defined in the Royalty Certificates), and upon the request of the Registrant, the holders of Royalty Certificates and the Registrant shall negotiate the terms upon which the Registrant may purchase all of the then-outstanding Royalty Certificates; provided that neither the Registrant nor the holders of Royalty Certificates will have any obligation other than to conduct such negotiations in good faith. The Registrant has a preemptive right on any transfer of Royalty Certificates.

The subscription price of the Royalty Certificates is €100,000 per certificate. Settlement and delivery of the Royalty Certificates is expected to occur on or about July 22, 2024, subject to the satisfaction of customary closing conditions. In connection with the entry into the Royalty Certificate Subscription Agreements, the investors party thereto have agreed not to sell, transfer or otherwise dispose of the Royalty Certificates for a period of six months following the date of closing, subject to certain specified exceptions.

The foregoing description of the Royalty Certificate Subscription Agreements and the terms and conditions of the Royalty Certificates are qualified in their entirety by reference to the form of Royalty Certificate Subscription Agreement, a copy of which is filed as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The Registrant expects to receive aggregate gross proceeds from the Transaction of approximately €20.1 million. The Registrant expects to use approximately 95% of the net proceeds from the Transaction to support its ongoing NATiV3 Phase III clinical trial of lanifibranor for patients suffering from MASH/NASH, with the remainder for general corporate purposes.

A copy of the press release issued on July 18, 2024 in connection with the Transaction is attached hereto as Exhibit 99.2.

Forward-Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Form 6-K are forward-looking statements. These statements include, but are not limited to, the timing and completion of the Transaction, the development and commercialization of lanifibranor and achievement of any sales related thereto, payment of royalties, the Registrant’s anticipated future performance and the expected use of proceeds from the Transaction. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond the Registrant’s control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by the Registrant or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that the Registrant cannot provide assurance on the impacts of the previously-announced Suspected Unexpected Serious Adverse Reaction (SUSAR) on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that the Registrant is a clinical-stage company with no approved products and no historical product revenues, the Registrant has incurred significant losses since inception, the Registrant has a limited operating history and has never generated any revenue from product sales, the Registrant requires additional capital to finance its operations, in the absence of which, the Registrant may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, the Registrant’s ability to obtain financing and to enter into potential transactions, the Registrant’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of the Registrant’s clinical trials may not support the Registrant’s product candidate claims, the Registrant’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to the Registrant’s clinical trials, the Registrant’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH/NASH may not be realized and may not support the approval of a New Drug Application, the Registrant may encounter substantial delays beyond its expectations in its clinical trials or the Registrant may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of the Registrant to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside the Registrant’s control, the Registrant’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, the Registrant faces substantial competition and the Registrant’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrollment and completion of the Registrant’s clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this report on Form 6-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024, and the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 3, 2024 for other risks and uncertainties affecting the Registrant, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which the Registrant is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this report on Form 6-K is as of the date of the report. Except as required by law, the Registrant has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, the Registrant accepts no liability for any consequences arising from the use of any of the above statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Royalty Certificate Subscription Agreement
99.2	Press Release, dated July 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: July 18, 2024	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer